UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,854,514 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 14, 2005.

CUSIP No. 971889100	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 5 of 11 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on November 2, 2005 and amended on November 14, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 971889100	13D/A	Page 6 of 11 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on February 17, 2005, as amended on May 5, 2005, to report the acquisition of the Shares. On November 1, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 1st Letter”). A copy of the November 1st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 10, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 10th Letter”) in response to a letter dated November 8, 2005, addressed to Mercury Real Estate Advisors LLC from Lowenstein Sandler PC, legal counsel to the Issuer (the “Issuer Letter”). A copy of the November 10th Letter and the Issuer Letter are attached to the Schedule 13D as Exhibit B and Exhibit C, respectively, and each letter is incorporated herein by reference. On February 27, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “February 27th Letter”) stating, among other things, that based upon publicly available information, the Reporting Persons are prepared to pursue an acquisition of all of the outstanding common shares of the Issuer for $8.50 per share in cash. This offer represents a premium of approximately 8.5% to the average closing price of the Issuer’s shares for the last 90 trading days. This cash price provides liquidity to stockholders of the Issuer at a significant premium, while at the same time eliminating the substantial uncertainties and risks associated with the Issuer’s review of strategic alternatives. The Reporting Persons proposal is subject to: (a) completion of customary business, legal and accounting due diligence, (b) negotiation of a satisfactory acquisition agreement, (c) any required regulatory approvals and (d) waiver of the Issuer’s shareholder rights plan and any other applicable takeover provisions. Because a large part of the Issuer’s inability to control expenses is due to the excessive compensation package of its Chief Executive Officer, the Reporting Persons’ offer price is subject to reduction dollar for dollar for any 2005 / 2006 bonus payments, severance payments or any other forms of compensation made to Ms. Wilzig Izak above her base salary. A copy of the February 27th Letter is attached hereto as Exhibit D and is incorporated herein by reference. In addition, on February 27, 2006, the Reporting Persons issued a press release related to the February 27th Letter, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of additional Shares; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed a plan or proposal or be included as a step in the acquisition proposal described in the first paragraph of this Item 4 of the Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this Item 4 of the Schedule 13D.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of this Item 4 of the Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 971889100	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.

Exhibit E	Press Release, dated February 27, 2006.

Exhibit F	Schedule of Transactions in Shares of the Issuer.*

Exhibit G	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.

CUSIP No. 971889100	13D/A	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: February 28, 2006	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D/A	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.**

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.**

Exhibit D	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated February 27, 2006.

Exhibit E	Press Release, dated February 27, 2006.

Exhibit F	Schedule of Transactions in Shares of the Issuer.*

Exhibit G	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.*

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed with the Schedule 13D/A on November 14, 2005.

CUSIP No. 971889100	13D/A	Page 10 of 11 pages

Exhibit D

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

February 27, 2006

Wilshire Enterprises, Inc.

Board of Directors

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West – 10th Floor

Newark, New Jersey 07102

Ladies and Gentlemen:

As you are aware from our prior letter to the Board of Directors (the “Board”) and our meeting with Mr. Schmertz, we have continued to express our serious concerns over the strategic direction and value destroyed by management of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”). Notwithstanding our concerns, however, the Company has not taken any meaningful steps to address the numerous problems that we have identified. Although we view the Board’s decision to engage investment bankers as a cynical delay tactic and question whether the Board is serious in its consideration of strategic alternatives, we believe that we can offer the stockholders an alternative far superior to any alternative that might be under consideration by the Board.

To this end, based on publicly available information, we are prepared to pursue an acquisition of all of the outstanding common shares of the Company for $8.50 per share in cash. This offer represents a premium of approximately 8.5% to the average closing price of the Company’s shares for the last 90 trading days. This cash price provides liquidity to long-suffering Wilshire stockholders at a significant premium, while at the same time eliminating the substantial uncertainties and risks associated with the Company’s review of strategic alternatives. Our proposal is subject to: (a) completion of customary business, legal and accounting due diligence, (b) negotiation of a satisfactory acquisition agreement, (c) any required regulatory approvals and (d) waiver of the Company’s shareholder rights plan and any other applicable takeover provisions. Because a large part of the Company’s inability to control expenses is due to the excessive compensation package of its Chief Executive Officer, our offer price is subject to reduction dollar for dollar for any 2005 / 2006 bonus payments, severance payments or any other forms of compensation made to Ms. Wilzig Izak above her base salary.

We strongly urge the Board of Directors to form a special committee of independent directors to consider our offer. In view of Ms. Wilzig Izak’s overwhelming conflict of interest as a part-time member of management who is continuing to receive exorbitant compensation from the Company and therefore has a vested interest in maintaining the status quo, we are shocked that the Board can conclude that it is fulfilling its fiduciary duties to stockholders in any process of considering strategic alternatives with a heavily conflicted Chief Executive Officer in the same room. While we understand and expect that management would be asked to provide input as to the Company’s operations and management’s strategic views, we are deeply troubled that the Board has not otherwise established a special committee to deliberate outside the presence of management with regard to the merits of one particular course of action or another.

We are prepared to proceed expeditiously toward satisfying the conditions necessary to reach agreement and consummate a transaction with the Company. Our full team is available to answer questions, begin detailed discussions and move forward immediately. We believe that such a process will finally result in a transaction that is in the best interests of both Wilshire and its stockholders.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President

CUSIP No. 971889100	13D/A	Page 11 of 11 pages

Exhibit E

MERCURY OFFERS TO BUY WILSHIRE

FOR $8.50 PER SHARE IN CASH

GREENWICH, CT, February 27, 2006 –– Mercury Real Estate Advisors LLC, an affiliate of Mercury Partners LLC, a real estate investment management company based in Greenwich, CT, sent the following letter today to Wilshire Enterprises, Inc.’s (AMEX: WOC) Board of Directors.

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

February 27, 2006

Wilshire Enterprises, Inc.

Board of Directors

c/o Mr. Eric J. Schmertz

1 Gateway Center

11-43 Raymond Plaza West – 10th Floor

Newark, New Jersey 07102

Ladies and Gentlemen:

As you are aware from our prior letter to the Board of Directors (the “Board”) and our meeting with Mr. Schmertz, we have continued to express our serious concerns over the strategic direction and value destroyed by management of Wilshire Enterprises, Inc. (“Wilshire” or the “Company”). Notwithstanding our concerns, however, the Company has not taken any meaningful steps to address the numerous problems that we have identified. Although we view the Board’s decision to engage investment bankers as a cynical delay tactic and question whether the Board is serious in its consideration of strategic alternatives, we believe that we can offer the stockholders an alternative far superior to any alternative that might be under consideration by the Board.

To this end, based on publicly available information, we are prepared to pursue an acquisition of all of the outstanding common shares of the Company for $8.50 per share in cash. This offer represents a premium of approximately 8.5% to the average closing price of the Company’s shares for the last 90 trading days. This cash price provides liquidity to long-suffering Wilshire stockholders at a significant premium, while at the same time eliminating the substantial uncertainties and risks associated with the Company’s review of strategic alternatives. Our proposal is subject to: (a) completion of customary business, legal and accounting due diligence, (b) negotiation of a satisfactory acquisition agreement, (c) any required regulatory approvals and (d) waiver of the Company’s shareholder rights plan and any other applicable takeover provisions. Because a large part of the Company’s inability to control expenses is due to the excessive compensation package of its Chief Executive Officer, our offer price is subject to reduction dollar for dollar for any 2005 / 2006 bonus payments, severance payments or any other forms of compensation made to Ms. Wilzig Izak above her base salary.

We strongly urge the Board of Directors to form a special committee of independent directors to consider our offer. In view of Ms. Wilzig Izak’s overwhelming conflict of interest as a part-time member of management who is continuing to receive exorbitant compensation from the Company and therefore has a vested interest in maintaining the status quo, we are shocked that the Board can conclude that it is fulfilling its fiduciary duties to stockholders in any process of considering strategic alternatives with a heavily conflicted Chief Executive Officer in the same room. While we understand and expect that management would be asked to provide input as to the Company’s operations and management’s strategic views, we are deeply troubled that the Board has not otherwise established a special committee to deliberate outside the presence of management with regard to the merits of one particular course of action or another.

We are prepared to proceed expeditiously toward satisfying the conditions necessary to reach agreement and consummate a transaction with the Company. Our full team is available to answer questions, begin detailed discussions and move forward immediately. We believe that such a process will finally result in a transaction that is in the best interests of both Wilshire and its stockholders.

Sincerely,

MERCURY REAL ESTATE ADVISORS LLC

/s/ David R. Jarvis	/s/ Malcolm F. MacLean IV

David R. Jarvis	Malcolm F. MacLean IV
Chief Executive Officer	President